Exhibit 107.1
The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is $1,854,000.00.
The amended pricing supplement to which this Exhibit is attached is an amendment of the final prospectus for the related offering.  This amendment increases the maximum aggregate offering price of that offering by $431,000.00.